Exhibit (a)(1)(M)

FORM EMAIL TO ALL ELIGIBLE EMPLOYEES REGARDING SYMPOSIUM SESSION

To: [Employee Name/email address]

From: options_exchange_offer@jabil.com

Date: May 16, 2008

Subject: Section 409A and Tender Offer Solution Overview Symposium

The pre-recorded symposium session, “Section 409A and Tender Offer Solution Overview,” is now available. This session, conducted by an independent, expert consultant, is designed to provide additional background information about Section 409A tax rules and the tender offer solution, as well as the tax implications of participating or not participating in the tender offer.

This symposium session will be available at your convenience throughout the tender offer period, ending June 10, 2008. To view the session, follow the attached instructions. After viewing the session, if you have any remaining questions, please email them to options_exchange_offer@jabil.com.